Shell Midstream Partners, L.P.

150 N. Dairy Ashford Rd.

Houston, Texas 77079

September 28, 2017

BY EDGAR

United State Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:     H. Robert Schwall

                     Assistant Director

RE:	Shell Midstream Partners, L.P.

    Form 10-K for the Fiscal Year Ended December 31, 2016

    Filed February 23, 2017

    Form 10-Q for the Quarterly Period Ended June 30, 2017

    Filed August 3, 2017

    File No. 1-36710

Ladies and Gentlemen:

Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership” or “SHLX” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2017, with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 23, 2017 (the “Form 10-K”), and the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017, filed on August 3, 2017 (the “Form 10-Q”).

Below are the Partnership’s responses. For the convenience of the Staff, the Partnership has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Risk Factors, page 23

1.	You state that if “any of our most significant customers default on their obligations to us, our financial results could be adversely affected.” You also disclose that for “certain of our pipelines, we may have a limited pool of potential customers and may be unable to replace any customers who default on their obligations to us. Finally, you indicate that “any material nonpayment or nonperformance by our customers could have a material adverse effect on our business, financial condition and results of operations….”

We note also the new risk factor captioned “Our level of exposure to market conditions could impact our ability to renew or replace our third-party contract portfolio” in your most recent Form 10-Q, filed on August 3, 2017. Item 101(c)(1)(vii) of Regulation S-K requires you to identify those customers which account for 10% or more of your consolidated revenues when the loss of such customers would have a material adverse effect on you. But in Note 12 at page 105, you identify the 10% customers only as “Customer A, B, C, and D,” despite one such customer apparently accounting for approximately one-fourth of your revenues in each of the past two fiscal years. Please revise to identify these customers by name.

Response: We acknowledge the Staff’s comment and respectfully refer to the Partnership’s obligations under 49 U.S.C. §15(13) of the Interstate Commerce Act and the regulations of the Federal Energy Regulatory Commission (the “FERC”), which provide that it is unlawful for the Partnership to disclose the names of customers of the FERC-regulated entities in which the Partnership owns an interest. In compliance with FERC regulations, the Partnership has received consent from Shell to disclose the following information in Note 12 at page 105 of the Form 10-K: for the years ended December 31, 2016, 2015 and 2014, Shell and its affiliates accounted for 31.3%, 32.0% and 38.0% of total revenues, respectively. Consequently, the Partnership does not intend to identify any customers other than Shell and its affiliates in order to remain in compliance with the Interstate Commerce Act and the regulations of the FERC.

Quantitative and Qualitative Disclosures About Market Risk, page 68

2.	You disclose that debt incurred under your revolving credit facility exposes you to interest rate risk. Further, we note there were $686.9 million outstanding borrowings under your credit facility as of December 31, 2016. Please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and in future filings will include a sensitivity analysis that quantifies the effect of a hypothetical change in interest rates in accordance with Item 305 of Regulation S-K similar to the paragraph below (certain dates and financial figures that appear in future filings will be modified as appropriate):

Interest Rate Risk

We are exposed to the risk of changes in interest rates, primarily as a result of variable rate borrowings under the Five Year Revolver. To the extent that interest rates increase, interest expense for the Five Year Revolver will also increase. As of December 31, 2016, the Partnership had $686.0 million in outstanding variable rate borrowings under the Five Year Revolver. A hypothetical change of 12.5 basis points in the interest rate of our variable rate debt would impact the Partnership’s annual interest expense by approximately $0.9 million.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Unaudited Condensed Consolidated Statements of Income, page 6

3.	We note during the most recent quarter you entered into certain transportation agreements with related parties that are considered operating leases, and you have recorded revenues from these agreements within Revenue-related parties in the condensed consolidated statements of income for the three and six months ended June 30, 2017. Please tell us what consideration you have given to presenting these revenues separately on the statements of income in accordance with Rule 5-03(b)1 of Regulation S-X as well as whether these long-term agreements will result in a change in your segment reporting.

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in Rule 5-03(b)1 of Regulation S-X which requires separate presentation in the income statement for any of the following revenue categories that exceed 10% of total revenues:

•	Net sales of tangible products (gross sales less discounts, returns, and allowances)

•	Service revenues

•	Income from rentals

•	Operating revenues of public utilities

•	Other revenues

The recorded revenues associated with these long-term agreements was less than 10% of total revenues for all periods presented in our Form 10-Q for the Quarterly Period Ended June 30, 2017. Further, based on our consideration of the guidance in Rule 4-08 of Regulation S-X which states that related party transactions should be separately shown on the face of the balance sheet, income statement, or statement of cash flows, the Partnership determined that this income statement caption was appropriate given the revenues did not require separate presentation under Rule 5-03(b)1. We also considered that this type of revenue is akin to the Partnership’s transportation revenues derived from the Partnership’s other pipeline assets. In future filings, should the recorded revenue from rentals exceed 10% of total revenues, the Partnership intends to separately present these in the income statement in accordance with Rule 5-03(b)1 of Regulation S-X.

We acknowledge the Staff’s comment with regards to whether these long-term agreements result in a change in our segment reporting and respectfully submit that these transportation agreements are not dissimilar in substance to the Partnership’s other transportation agreements. Revenue is generated from volumes shipped on approximately 100-miles of refinery gas pipeline connecting multiple refineries and plants along the Gulf Coast to Shell affiliate sites and refineries. Accordingly, the Partnership determined these transportation agreements should be included in the Partnership’s single reportable segment.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (832) 337-1067.

Very truly yours,

/s/ Shawn J. Carsten
Shawn J. Carsten
Vice President and Chief Financial Officer

cc:	Lori M. Muratta (Shell Midstream Partners, L.P.)

Ernst & Young LLP